April 5th, 2008

11018-164A Street

Surrey, BC

V4N 5G8

To The Board of Directors of Ikona Gear International,

Please accept this letter as notice of my immediate resignation from the Board of Directors of Ikona Gear International. This difficult decision is driven by a need to place more emphasis on personal health, family and life outside of Ikona. I also believe I will have greater ability to focus on my role as Ikona's Executive Vice President, which is critical at this stage of the company's development.

I'm sure the company will continue to grow provided it executes against its business plan and continues to build out the Board of Directors to ensure strong strategic input.

Kind Regards,

Joe Vosburgh